DIME COMMUNITY BANCSHARES, INC.
300 Cadman Plaza West, 8th Floor
Brooklyn, New York 11201

September 1, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Dime Community Bancshares, Inc.
Registration Statement on Form S-3 (Registration No. 333-220175)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Dime Community Bancshares, Inc., a Delaware corporation (the “Company”), hereby requests that its above-referenced Registration Statement on Form S-3, as amended, be declared effective at 5:00 p.m. on September 6, 2017, or as soon thereafter as is practicable.

Very truly yours,

/s/ Kenneth J. Mahon
Kenneth J. Mahon
President and Chief Executive Officer
(Duly Authorized Representative)